

                               GENSYM CORPORATION
      EXHIBIT 11 - STATEMENT REGARDING COMPUTATION OF NET INCOME PER SHARE

                                                       For the year ended
                                                          December 31,
                                                      1996           1995
                                                  ----------       ----------

Weighted average common shares outstanding
   during the period                               5,909,511        3,993,600

Assumed conversion of outstanding preferred
   stock to common stock                                --            653,460

Effect of common equivalent shares issued
   subsequent to February 1, 1995, computed
   in accordance with the treasury stock method         --             41,863

Shares issuable from assumed exercise of options,
   computed in accordance with the treasury
   stock method                                      376,659          115,185
                                                  ----------       ----------

Weighted average common and common
   equivalent shares                               6,286,170        4,804,108
                                                  ==========       ==========

Net income                                        $2,048,222       $  196,744
                                                  ==========       ==========

Net income per common and
   common equivalent share (1)                    $     0.33       $     0.04
                                                  ==========       ==========



(1) Net income per common and common equivalent share and weighted average common and common equivalent shares outstanding have not been presented for the years ended December 31, 1994, 1993 and 1992 as the information is not considered to be relevant or meaningful.
